

U.S. Securities and Exchange Commission
Division of Investment Management

April 17, 2023

<u>VIA E-MAIL</u>

John Ramírez, Esq.
Practus LLP
11300 Tomahawk Creek Parkway
Suite 310
Leawood, KS 66211

Re: SKK Access Income Fund
          Registration Statement on Form N-2
          <u>Filing No.: 811-23856</u>

Dear Mr. Ramírez:

The staff has reviewed the above-referenced initial registration statement ("Registration Statement"), which the Commission received on March 17, 2023. Based on our review, we have the following comments. Capitalized terms have the same meaning as defined in the Registration Statement.

1. **General Comments**

   a. Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement, including with respect to co-investments.

   b. Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement

   c. Please confirm in correspondence that the Fund will include all disclosures required for restricted securities in the financial statements, including cost and acquisition dates.

2. **Cover Page**

   Please add the following bullets to the cover page of the prospectus in bold type:

   a. The Fund's Shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. An investment in the Fund constitutes an illiquid investment that is suitable for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in Fund Shares.

b. The Fund intends to invest primarily in privately-held issuers for which very little public information exists and which may be more vulnerable to economic downturns and may experience substantial variations in operating results.

c. The Fund's Shares may not be sold, transferred or assigned without the written consent of the Fund.

d. The amount of distributions that the Fund may pay, if any, is uncertain.

e. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as borrowings. Such distributions may constitute a return of capital and reduce the amount of capital available to us for investment.

3. **Summary of Terms**

a. *Purchase and Repurchase of Shares* (p. 1). The disclosure states that investors will be able to purchase Fund Shares quarterly at NAV, calculated as of the last business day of each quarter. Please confirm supplementally that the Fund will comply with Section 23(b) of the Act, which requires NAV to be determined within 48 hours of a sale of common stock to avoid sales below NAV.

b. *Investment Strategy* (p. 2). The staff notes that the disclosures in this section contain qualifying language such as "for illustration only", "includ[ing] but not limited to", "may invest in [,]" the totality of which results in overbroad disclosures that fail to describe the Fund's principal strategy in appropriate detail.

  i. The disclosure states that the "Adviser believes that complex credit markets that are under-capitalized by traditional lenders offer outsized return potential relative to those that are heavily trafficked." Please clarify what segments of the credit markets are considered under-capitalized by the Adviser and which are considered "heavily trafficked."

  ii. The disclosure states that the Fund intends to invest in private funds "within its focus areas" and lists various credit strategies "for illustration only." Please disclose the Fund's particular areas of focus. Please summarize the criteria for selecting particular Underlying Managers.

  iii. Please provide additional detail regarding the specific types of Direct Investments that the Fund intends to make, e.g. equity investments, senior lien, unitranche, whole loans, mezzanine debt, etc.; disclose any relevant loan selection criteria or underwriting standards.

  iv. With respect to Co-Investments, provide additional detail regarding the types of underlying investments, any relevant criteria for selecting Underlying Managers for Co-Investments, and provide appropriate risk disclosures, as applicable.

v.   If part of the principal strategies, please disclose that the Fund intends to invest in regulated funds (ETFs, CEFs, mutual funds, money market funds, as applicable), disclose how such investments fit within the Fund's principal strategies and what portion of Fund assets will be allocated to such investments, as applicable.

vi.   Please disclose if the Fund intends to invest, directly or indirectly, in "junk" bonds. Please disclose if the Fund intends to invest in distressed debt and/or defaulted securities and provide appropriate risk disclosures.

vii.   Please disclose if the Fund intends to invest in emerging markets issuers and describe the types of investments, *e.g.* Direct Investments, Co-Investments, types of underlying issuers, etc.

viii.   Please disclose whether the Fund intends to invest through one or more wholly-owned subsidiaries (as described in accord with the wholly-owned subsidiaries comments below), including any REIT Subsidiaries (defined on S-10 of the SAI). Add related disclosure to the Summary of Terms and more detailed discussion of risks later in the Registration Statement.

c.   *Other Fees and Expenses* (p. 3). Please add disclosure to this section concerning the possible imposition of an Early Repurchase Fee, which the Fund reserves the right to institute in the future. Provide a cross reference to the discussion of the Early Repurchase Fee on page 59.

d.   *Risk*s. Please review the section to ensure that various risks associated with the Fund's principal investments are adequately reflected in the Investment Strategy section. For example, the risks section discusses high-yield securities convertible securities, preferred securities, joint ventures, distressed and special situations and venture investments, *etc*. that are not mentioned in the strategy section. Conversely, various types of investments are described in the strategy section without providing specific risk disclosures related to such instruments.

4. **Summary of Fees and Expenses**

a.   Please confirm the Fund will include any interest expense related to Fund borrowing in the fee table as required by General Instruction 8 to Item 3 of Form N-2.

b.   Please add disclosure to fee table footnote three providing the expiration date of the current Fee Waiver agreement.

c.   Please confirm whether the fees waived by the Fund and Fund Administrator will be subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose that any recoupments would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture.

d. Please confirm whether any of the Corporate Subsidiaries or REIT Subsidiaries will be charging a management fee. If so, please confirm in correspondence that the subsidiary's management fee (including any performance fee) will be included in "Management Fees" and the subsidiary's expenses will be included in "Other Expenses" in the Fund's prospectus fee table.

e. Please explain supplementally whether the Acquired Fund Fees and Expenses line item in the Fee Table assumes 0% management fees for any portion of Fund assets allocated to Private Markets Investment Funds; if so, explain why such assumption is appropriate. Please explain supplementally how the set of assumptions in the last sentence of footnote 3 impact the AFFE percentage that is disclosed in the Fee Table.

5. **Investment Program** (p. 20)

    Fundamental Policies. The discussion of the Fund's fundamental investment policies is limited to the statement of additional information. Please add a discussion of such policies to the prospectus in accordance with item 8.2. of Form N-2.

6. **Types of Investments and Related Risks – Conflicts of Interest**

    On page 45, the disclosure states that that "[c]ross transactions between the Fund and other of the Adviser's clients may give rise to a conflict of interest between the Fund and those of the other parties to the transaction." Please explain supplementally how such cross trades will be structured to comply with Section 17 of the Act.

7. **Types of Investments - Subsidiaries**

    The Registration Statement states on page 26 that the Fund may acquire its private equity investments through wholly-owned subsidiaries. On pages S-9 and S-17 of the SAI, the Fund states that it may invest in entities that are wholly-owned or controlled directly or indirectly by the Fund.

    Please note that "subsidiary," when used in the comments below, refers to an entity (regardless of whether or not the Fund set up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets. With regard to any subsidiary of the Fund, please disclose that:

    a. The Fund complies with the provisions of the Act governing investment policies (Section 8) on an aggregate basis with the subsidiary;

    b. The Fund will comply with the provisions of the Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary's debt as its own;

    c. Any investment adviser to the subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the subsidiary's investment advisory agreements may be combined;

d. The subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Also, please identify the custodian of the subsidiary;

e. The subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of an entity that invests in a subsidiary should reflect aggregate operations of the entity and the subsidiary;

f. As noted above, "subsidiary" includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. If, however, the Fund will only invest through wholly-owned Subsidiaries, disclose that the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. "Primarily controlled" means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the Act , and (2) the Fund's control of the unregistered entity is greater than that of any other person;

g. Please also confirm in correspondence that: (1) if the subsidiary is wholly-owned, the subsidiary's management fee (including any performance fee) will be included in "Management Fees" and the subsidiary's expenses will be included in "Other Expenses" in the Company's fee table requested below; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder; and (4) whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.

8. **Types of Investments and Related Risks** (p. 27)

a. Clarify to the staff whether the Fund will make unfunded commitments to private funds. If so, please add disclosure explaining how unfunded commitments factor into the Fund's principal investment strategies. Further, add risk disclosure to the relevant section of the prospectus detailing the risks associated with unfunded commitments.

b. *Repurchase Policy Risks*. The Fund discloses that the Adviser may borrow money to finance repurchases of Shares. Please make the fact that the Fund may incur debt to finance repurchases more prominent and include this repurchase policy in the Summary of Terms. Moreover, when using the term shares in this particular section and anywhere else in the private placement memorandum, format as the defined term "Shares," as applicable.

c. *Repurchase Policy Risks*. Please expand the discussion of repurchase offers risk to include the potential tax consequences of share repurchases and related portfolio security sales to investors and to the Fund. Please also discuss the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. *See* Guidelines to Form N-2, Guide 10.

9. **Repurchase and Transfer of Shares**

The Fund outlines its repurchase procedures on page 60. Please clearly disclose at the outset of the repurchase section that in no case will the Fund make full cash payment of all consideration offered in the repurchase offer later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer, except that full payment of a 5% annual audit holdback may be made no later than 2 business days after completion of the annual audit. Further, the staff does not believe that the issuance of a non-interest bearing and non-transferable promissory note has any effect on or implications for prompt payment and is concerned that it may confuse shareholders. If the Fund nevertheless determines to retain this feature, please disclose (a) the purpose and any legal effect of this issuance, which appears to merely evidence an obligation to make a cash payment which already exists under federal law, and (b) that the terms of the promissory note will include the Fund's obligation to make full cash payment of all consideration offered in the repurchase offer no later than 65 days after the last day that shares may be tendered, except that full payment of the 5% annual audit holdback will be made no later than 2 business days after completion of the annual audit.

10. **Statement of Additional Information**

The Fund provides a defined term – "Corporate Subsidiaries" –for which it may acquire private equity investments only on page S-9. The Fund redefines Corporate Subsidiaries with different language on page S-17. Please provide a consistent definition of subsidiaries, which should align with the definition set forth above, and use this definition when it is first introduced in the Registration Statement (*see* page 26).

- -

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in amendments to the Registration Statement. If you believe that you do not need to make changes to the Registration Statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the Registration Statement, the Registration Statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the Registration Statement and any additional amendments to it.

       If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Disclosure Review and Accounting Office

cc: Andrea Ottomanelli Magovern, Assistant Director
        Asen Parachkevov, Branch Chief